Exhibit 99.1

Final

ADS-TEC Energy Group strengthens its management team

●	ADS-TEC Energy Group appoints Wolfgang Breme as CFO
●	Robert Vogt, CFO of ads-tec Energy GmbH, remains CAO of the ADS-TEC Energy Group

NÜRTINGEN, Germany – July 13, 2022 – ADS-TEC Energy plc (NASDAQ: ADSE), a global leader in battery-buffered ultra-fast chargers, today announces the expansion of its management team:

Wolfgang Breme has been appointed Chief Financial Officer (CFO) of the ADS-TEC Energy Group effective as of July 1, 2022. Mr. Breme has extensive international experience in the financial management of technology-oriented mechanical and plant engineering companies, including more than 20 years as Financial Board Member and Chief Financial Officer. As a member of the Executive Board, he was responsible for Finance and Administration at AIXTRON SE (FSE: AIXA) for almost a decade. He also held CFO positions at technotrans SE, AVENTICS (formerly Bosch Rexroth Pneumatics) and the Skeleton Technologies Group. Mr. Breme has many years of management and capital market experience in an international environment and M&A expertise and is familiar with the challenges of the volatile project business in high-tech mechanical and plant engineering.

Commenting on his entry into the ADS-TEC Energy Group, Mr. Breme states: “ADS-TEC Energy is a company with an enormous growth potential. I am convinced that the intelligent battery-buffered ecosystems of ADS-TEC Energy are an enabler for a decentralized architecture of our energy systems. In doing so, we are making a decisive contribution to the ecological transformation of mobility, industry, commerce, infrastructure and housing.” “By appointing Wolfgang Breme, we are underlining our global claim to leadership in battery buffered ultra-fast charging systems and thus strengthening our market position”, says Thomas Speidel, founder and CEO, ADS-TEC Energy.

The CFO of ads-tec Energy GmbH, Mr. Robert Vogt, remains the Chief Accounting Officer of the ADS-TEC Energy Group.

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information on www.adstec-energy.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2022, our expectations with respect to future performance and the anticipated timing of certain commercial activities such as the expected launch of the ChargePost product and initial shipments of such product. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022, which is available on our website at https://adstec-energy.com/investor-relations-corporate-governance/ and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.